Hudbay Reaches Agreement To Purchase Rosemont’s Minority Joint Venture Interest

Toronto, Ontario, March 13, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) announced today that it has reached an agreement with United Copper & Moly LLC (“UCM”) to purchase UCM’s 7.95% interest in the Rosemont project, and to terminate all of UCM’s remaining earn-in and off-take rights, for upfront cash consideration of US$45 million, plus three annual installments of US$10 million per year, commencing July 1, 2022. In connection with the transaction, Hudbay has agreed to release UCM from any and all obligations in relation to the Rosemont project, including project loans representing its proportionate share of joint venture expenditures incurred beyond its initial earn-in investment. UCM is jointly owned by Korea Resources Corporation and LG International Corp.

“This transaction simplifies the ownership structure and improves our financial flexibility for the development of Rosemont,” said Alan Hair, Hudbay’s president and chief executive officer. “There is continued positive momentum at Rosemont as we recently received our section 404 water permit and we look forward to advancing the project into construction as we finalize a prudent financing strategy. As part of our financing strategy, we will shortly launch a process to seek a development joint venture partner for Rosemont. We expect there will be substantial interest in a minority stake given recent precedent transactions and Rosemont’s unique status as a world-class, shovel-ready copper project in the United States.”

In addition to simplifying the ownership structure, the transaction also removes the current governance structure with UCM, which was inherited from the previous owner of Rosemont. This allows Hudbay to have greater strategic flexibility with respect to capital structure and project financing options, and Hudbay intends to evaluate a variety of options, including the addition of a new, committed joint venture partner for the development of Rosemont. The company expects to carry out this process in parallel with advancing the initial development of Rosemont, with the objective to ultimately hold an approximate 70% interest in the project and maintain operatorship.

The UCM transaction is expected to close not later than April 25, 2019, subject to the approval of the parties’ respective boards of directors and the execution of a definitive agreement.

Rosemont is one of the world’s best undeveloped copper projects delivering a 15.5% after-tax unlevered IRR at a copper price of $3.00 per pound based on the 2017 Feasibility Study published by Hudbay. Rosemont is expected to produce approximately 127,000 tonnes of copper annually at a cash cost of $1.14 per pound (net of by-product credits) over the first 10 years of operations.

CIBC Capital Markets acted as Hudbay’s financial advisor on the purchase of UCM’s interest in the Rosemont project.

Forward-Looking Information

TSX, NYSE – HBM
2019 No. 8

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, the completion of the acquisition of the minority joint venture interest of Rosemont and a planned process to seek a joint venture partner and commence development of Rosemont. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, obtaining the final permits for Rosemont and obtaining any required joint venture partner approvals to advance the project, the timing and possible outcome of pending litigation related to the Rosemont permits, no significant unanticipated litigation or delays to the development of Rosemont and the availability of financing to develop Rosemont.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com